K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

November 14, 2024

VIA EDGAR

Ms. Samantha Brutlag

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File No. 033-11287 and 811-04984)

Post-Effective Amendment No. 415 to the Registration Statement on Form N-1A

Dear Ms. Brutlag:

The following are the responses by and on behalf of American Beacon Funds (the “Registrant”) to the comments received from you by telephone on September 30, 2024 regarding Post-Effective Amendment No. 415 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) pertaining to the American Beacon Ninety One Emerging Markets Equity Fund (the “Emerging Markets Fund”), American Beacon Ninety One Global Franchise Fund (the “Global Franchise Fund”) and American Beacon Ninety One International Franchise Fund (the “International Franchise Fund” and, together with the Emerging Markets Fund and Global Franchise Fund, the “Funds”) , each a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on August 14, 2024.

SEC staff (“Staff”) comments are set forth in bold below and are followed by the Registrant’s responses. Defined terms used herein but not defined have the same meanings as in the Registration Statement. The Registrant believes that the responses below fully address the Staff’s comments.

1.	The Staff may provide comments on the disclosure for one Fund. As applicable, apply the comment to each of the other Funds.

The Registrant will apply the Staff’s comments on one Fund to each Fund, as applicable.

2.	For each Fund, in the “Fees and Expenses” section of the Fund Summary, footnote 3 to the Fee Table discusses a potential voluntary fee waiver and/or expense reimbursement by the Manager from time to time. Please remove this discussion as the disclosure of voluntary fee waivers and/or expense reimbursements is not permitted in the “Fees and Expenses” section of the Fund Summary by Form N-1A, Item 3, Instruction 3(e).

The Registrant has removed the discussion noted by the Staff from footnote 3 to the Fee Table for each Fund.

Securities and Exchange Commission

November 14, 2024

3.	In the “Principal Risks” section of each Fund Summary, please reorder the risks to discuss the risks that are most likely to affect a Fund’s net asset value, yield and total return prior to the other less significant risks. After a Fund’s 3-5 most significant risks are listed, the remaining risks may be listed in alphabetical order.

Item 4(b) of Form N-1A requires a fund to “summarize the principal risks of investing in the [f]und.” Item 4(b) of Form N-1A does not prescribe the order in which a fund’s principal risks must be listed. The Registrant believes that listing a Fund’s principal risks in alphabetical order is a straightforward approach that enables investors to easily identify the location of a particular risk factor. Therefore, at the present time, the Registrant respectfully declines to reorder a Fund’s principal risks to discuss the most significant risks prior to the less significant risks. The Registrant notes that the first paragraph of the “Principal Risks” section of each Fund Summary includes the following disclosure:

“The principal risks of investing in the Fund listed below are presented in alphabetical order and not in order of importance or potential exposure. Among other matters, this presentation is intended to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

The Registrant understands that proposed amendments to Form N-1A issued by the SEC on August 5, 2020, if they are ultimately adopted by the SEC, would require the disclosure of a fund’s principal risks in order of importance, with the most significant risks appearing first. The Registrant will comply with new requirements upon the effectiveness of any final amendments to Form N-1A adopted by the SEC.

4.	For each of the Global Franchise Fund and the International Franchise Fund, disclose the risks of investing in “franchise” companies. The Registrant may add this disclosure as a separate risk or incorporate it into another existing principal risk.

The Registrant has added “Franchise Investing Risk” in the “Principal Risks” section of the Fund Summary for the Global Franchise Fund and International Franchise Fund and the “Additional Information About Risks” section of the statutory prospectus.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber
Kathy Kresch Ingber

cc:	Rosemary Behan
Teresa A. Oxford
American Beacon Advisors, Inc.